February 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Iveda Solutions, Inc.
Registration Statement on Form S-1 (Registration No. 333-293126), as amended – Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (333-293126) (the “Registration Statement”), hereby concurs in the request by Iveda Solutions, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 p.m. (Eastern Time), or as soon as practicable thereafter, on February 9, 2026, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward Silvera
Name:	Edward Silvera
Title:	Co-Chief Executive Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC